Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

February 21, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Holdings, LLC
Registration Statement on Form S-4
Filed January 21, 2014
File No. 333-193473

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”) and wholly owned subsidiary of Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership” or the “Parent Guarantor”), and Summit Midstream Finance Corp., a Delaware corporation (“Finance Corp.” and, together with Holdings, “we” or the “Issuers”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2014 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Cover Page

1.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  Please see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  Please see Rule 14d-1(g)(3).

Response:  We acknowledge the Staff’s comment and confirm that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.

Prospectus Summary, page 1

Terms of the New Notes, page 8

2.                                      Please clearly and consistently disclose that the guarantees by the Parent Guarantor and all of its existing and certain future subsidiaries (other than the issuers) are “full and unconditional” and “joint and several” and revise your disclosure accordingly.  Please refer to Rule 3-10(f)(2) of Regulation S-X.  Please revise here and throughout the document, as necessary.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 8, 28, 29 and 30 to reflect that the guarantees by the Parent Guarantor and all of its existing and certain future subsidiaries (other than the Issuers) are full and unconditional and joint and several.

Where You Can Find More Information; Incorporation by Reference, page 79

3.                                      We note that you have incorporated by reference the filings made by Summit Midstream Partners, LP, your parent company, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.  Please provide the basis by which you believe you may incorporate such filings by reference into your registration statement, or revise your disclosure accordingly.  In this regard, we refer you to General Instruction B. to Form S-4.

Response: The Partnership is a guarantor of the notes and is a co-registrant under the Registration Statement. The Partnership is a publicly traded partnership and satisfies the requirements of General Instruction B.1.a. to Form S-4. In particular, the Partnership (i) meets the requirements of General Instruction I.A of Form S-3 and (ii) meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3.

As a result, we believe that Form S-4 permits the Partnership, as a co-registrant and guarantor of the notes, to incorporate its Exchange Act reports into the Registration Statement. As noted above, we are wholly-owned subsidiaries of the Partnership and have disclosed in the Registration Statement that the financial statements and other documents incorporated by reference in the Registration Statement are those of the Partnership. Please see the second paragraph on page 1 under the heading “Prospectus Summary.”

Annex A. Letter of Transmittal, page A-1

4.                                      We note your statement on page A-2 that “[t]he Issuers shall notify the Exchange Agent and each registered holder of Old Notes of any extension by oral (promptly followed in writing) or written notice [ . . . ].”  We also note your statement on page 21 that “[you] will notify the holders of old notes of the extension via a press release [ . . . ].”  Please confirm the manner in which holders will be notified of any extension and revise your disclosure accordingly or, if applicable, please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: We acknowledge the Staff’s comment and have revised the disclosure on page A-2 to conform to the disclosure on page 21. We hereby confirm that notice with respect to an extension of the offer, if any, will be communicated to holders through a press release.

Index to Exhibits

Exhibit 5.1

5.                                      We note counsel’s statement that counsel is “opining herein as to the internal laws of the State of New York and the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the Delaware Revised Uniform Limited Partnership Act, and [counsel] express[es] no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.” (emphasis added) Please explain to us why this limitation is necessary or remove this limitation.

Response:  Latham & Watkins LLP has revised its opinion in accordance with the Staff’s comment and has filed such opinion as Exhibit 5.1 to Amendment No. 1.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

		By:	Summit Midstream GP, LLC,
its General Partner

		By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:	Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)